4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES APPOINTMENT TO
BOARD OF DIRECTORS

WINNIPEG, Manitoba – (December 5, 2007) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company, today announced that David Banks has joined its Board of Directors. Mr. Banks brings to the Board more than 35 years of international investment banking and private equity investing experience.

“Mr. Banks possesses extensive investment banking knowledge that will be invaluable as we build greater shareholder value,” stated Medicure’s President and CEO, Albert D. Friesen, PhD. “Mr. Banks has forged an outstanding reputation as a business leader and advisor, and Medicure will benefit greatly from his strategic insight and capital market experience."

"I am pleased to be working with the Company at such an exciting time in its history," stated David Banks. "Medicure has an innovative cardiovascular product portfolio, with significant market opportunities. I look forward to utilizing my experiences and knowledge to further the Company’s success.”

About David Banks
Mr. Banks is presently a Principal of Carlyle Banks & Company Inc., a Toronto-based investment banking firm. Mr. Banks also brings to the Board nearly 20 years of experience at The Chase Manhattan Bank where he held various roles including Senior Vice President. The Chase Manhattan Bank, now known as JPMorgan Chase, is a leading global financial services firm with assets of $1.5 trillion.

Additionally, Mr. Banks has served as AT&T Capital Corporation’s Chief Executive Officer. AT&T Capital was the fifth largest leasing company in the world, operating in 26 countries.

Prior to his current role at Carlyle Banks & Company, Mr. Banks held the position of Vice Chairman of Lawrence & Company Inc., a Toronto-based global asset management firm with interests and investments in various sectors in Canada and throughout the world.

Mr. Banks’ appointment to Medicure’s Board of Directors is subject to regulatory approval.

Medicure’s Board now consists of:

  Albert D. Friesen, PhD (Chairman), President & CEO, Medicure Inc.

  David Banks, JD, Independent Corporate Director, Principal of Carlyle Banks & Company Inc.
  Kishore Kapoor, CA, (Chair, Audit and Finance Committee), Independent Corporate Director, President, Wellington West Holdings Inc., Co-Founder of Assante Corporation
  Gerald McDole, MBA, Independent Corporate Director, Past President AstraZeneca Canada Inc.
  Arnold Naimark, MD, F.R.C.P. (C), F.R.S.C, (Chair, Executive Compensation, Nominating and Corporate Governance Committee), Independent Corporate Director, Director of the University of Manitoba Centre for the Advancement of Medicine, and Past President of the University of Manitoba
  Peter Quick, BE, Independent Corporate Director, Past President and CEO of Quick & Reilly, Inc. and former President of the American Stock Exchange

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com